

February 18, 2011

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

     Re: **BP p.l.c.**
               Form 20-F for Fiscal Year Ended
               December 31, 2009
               Filed March 5, 2010
               File No. 001-06262

Dear Mr. Jackson:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director